Christopher M. Grinnell Talcott Resolution Life Ins. Co.* 1 Griffin Road North Windsor, CT 06095-1512 Tel. 1-860-791-0750 christopher.grinnell@talcottresolution.com

April 28, 2021

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-8629
Attn: Division of Investment Management
Re:    Talcott Resolution Life Insurance Company ("Registrant"):
File No. 333-255239    CRC            Accession Number: 0001628280-21-006983
File No. 333-255241    Generations         Accession Number: 0001628280-21-006987
File No. 333-255247    Harvestor        Accession Number: 0001628280-21-006989
File No. 333-255244    Select 1        Accession Number: 0001628280-21-006999
File No. 333-255242    Select 2        Accession Number: 0001628280-21-006992
File No. 333-255245    Select 3        Accession Number: 0001628280-21-006996
Dear Mr. Oh:
On behalf of the above-referenced Registrant, this letter responds to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) during our telephone conference on April 27, 2021 with respect to the above-referenced Registration Statements on Form S-1.
The Staff’s comments and our proposed responses are set forth below.
1.COMMENT: With regard to File Nos. 333-255242 and 333-255245, the information in the “**” footnote references the incorrect prior Registration Statement. Please update.
RESPONSE: Registrant confirms that the reference to the prior Registration Statement in the “**” footnote has been corrected in the two Registration Statements.
2.COMMENT: Please confirm that the Registrant will include the reference to Rule 429(b) for combined prospectuses following the “Calculation of Registration Fee” table on the Facing page of the Registration Statements.
RESPONSE: Confirmed.
Pursuant to Rule 429(b) under the Securities Act of 1933, the combined prospectus contained herein also relates to Registration Statement No. [333-227375]. Upon effectiveness, this Registration Statement, which is a new Registration Statement, will also act as a post-effective amendment to such earlier Registration Statement.
3.    COMMENT: Please confirm that the Registrant will delete paragraph (6) of Item 17 from Part II of the Registration Statements.
RESPONSE: Confirmed.

Please contact me at (860) 791-0750 if you have any questions about this filing. Thank you for your attention to these filings.
Sincerely,
/s/ Christopher M. Grinnell
Christopher M. Grinnell
Associate General Counsel